

Mail Stop 3030

May 18, 2016

Via E-Mail
John P. Williamson
Chief Executive Officer
Atkore International Group Inc.
16100 South Lathrop Avenue
Harvey, Illinois 60426

       Re: Atkore International Group Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed May 5, 2016
              File No. 333-209940

Dear Mr. Williamson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2016 letter.

Emerging Industry Trends, page 50

1.   We note the statement in your response to prior comment 3 that you are not materially affected by solar industry trends. Given this response, it is unclear why you repeatedly refer to the solar industry, including on three pages of your prospectus summary. Please ensure that the significance of each of your industry and end market references in your document is clear from context. If the solar industry is expected to materially affect your results, it is unclear why you need not disclose related trends and risks.

Selling, general and administrative expenses, page 53

2.   Please clarify the nature of the "transaction costs," including the transactions and costs that caused the disclosed change in expense.

Net Sales, page 56

3.   Please identify the "particular end market" mentioned in the first paragraph, and show us how this development is reflected in your discussion of each segment's results. Also (1) clarify the reference to a "particular end market" on page 55, and (2) clarify the reason for the reduced demand for your metal electrical conduit and fittings products.

Customers, page 91

4.   Please tell us the criteria you used to determine which customers to highlight in the second full paragraph on page 92; include in your response whether any unnamed customers also satisfy those criteria.

Principal and Selling Stockholders, page 125

5.   Please expand your response to prior comment 8 to provide us your analysis of whether directors directly or indirectly share voting or investment power over the shares held in the name of CD&R. Note that, if a director beneficially owns shares per Rule 13d-3, the table must reflect that director's beneficial ownership, even if beneficial ownership is disclaimed.

Certain Relationships and Related Party Transactions, page 127

6.   We note that your response to prior comment 9 is limited to "acknowledged, liquidated but unpaid indemnification claims." Please tell us the amount of any other unpaid indemnification claims, including amounts in dispute.

Commissions and Expenses, page 150

7.   We note your revisions in response to prior comment 11. However, from your disclosure, it remains unclear how investors have sufficient information to know the role of Solebury Capital in this transaction as described in response 31 of your letter to us dated April 15, 2016. Please disclose the substance of the second paragraph of that response 31 and of response 11 in your letter dated May 5, 2016. In this regard, please note that, although your prospectus need not specifically identify Solebury Capital as an underwriter, your prospectus should not affirmatively disclaim underwriter status.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Senior Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Laurie Abbott at (202) 551-8071 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Paul M. Rodel, Esq.
    Debevoise & Plimpton LLP